UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of July 2021

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayer Registry (CNPJ) 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

MATERIAL FACT

Strategic Plan 2022-2024 and Guidance Release

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), in compliance with Article 157, paragraph 4, of Law No. 6,404/76, pursuant to CVM Instructions Nos. 358/02 and 480/09, informs its shareholders and the market in general that it announced its Strategic Plan for the triennium 2022-24 (“Strategic Plan”) on this date, focusing on the transformation of the New Oi, have already been approved the winning proposals in the competitive processes for the sale of the main UPIs and considering the structural separation provided for in the Amendment to the Judicial Reorganization Plan ratified by the 7th Corporate Court of the State of Rio de Janeiro on October 5, 2020. With the guidelines of its Strategic Plan, the Company will pursue a sustainable business model through (i) the acceleration of revenues from the core businesses and implementation of new sources of revenue, (ii) the readjustment of its structure costs, (iii) the equation of the concession and (iv) the development of InfraCo, with the objective of being a leader in digital solutions and fiber optic connections that improve people's life and companies across the country.

With these goals in mind, and in accordance with the best corporate governance practices, Oi stresses that the aforementioned Strategic Plan contemplates projections and estimates (guidance) of the following indicators, based on reasonable assumptions, which are subject to various factors, many of which are not nor will be under the control of the Company:

GUIDANCE 2021 - 2024
Indicator	Guidance 2024	CAGR 21' - 24'
Homes Connected (HC) with Fiber	~8 Mn	~31%
Average Revenue per HC¹	~R$ 94 / month	~11%
Net Revenue New Oi	R$ 14.8 Bn - R$ 15.5 Bn	-
Net Revenue Oi Soluções	~R$ 2.6 Bn	-
Net Revenue - Legacy (Residential)	~R$ 0.5 Bn	-
Net Revenue - New Services (Residential)	~R$ 1.5 Bn	-
EBITDA New Oi (Includes Legacy)	R$ 1.9 Bn - R$ 2.3 Bn	-
Margin EBITDA New Oi (Includes Legacy)	13% - 15%	-
Margin EBITDA New Business	17% - 19%	-
CAPEX / Net Revenue	~7.8%	-
Net Debt / EBITDA New Oi	~6.6x	-
Net Debt / EBITDA Proforma (New Oi + ~40% Infra Co)	~3.7x	-
¹ Includes residential customers and small businesses

The presentation about the approved Strategic Plan, as well as the assumptions that supported the preparation of such projections and estimates, is available for download on the Company’s website (www.oi.com.br/ri) and on the Empresas.NET System of the CVM (www.cvm.gov.br). The Company has also furnished an English translation of the presentation to the U.S. Securities and Exchange Commission under cover of Form 6-K.

The Company will keep its shareholders and the market informed of any material development of the subject matter of this Material Fact.

Rio de Janeiro, July 19, 2021.

 Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

Special Note Regarding Forward-Looking Statements

This Material Fact contains forward-looking statements. Statements other than historical facts, including statements of the Company’s beliefs and expectations, business strategies, future synergies, cost savings, future costs and future liquidity, are forward-looking statements.. The words “will”, “must”, “should”, “could”, “anticipates”, “intends”, “believes”, “estimates”, “expects”, “predicts”, “plans”, “targets”, “objective”, “projects”, “forecasts” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current view of the Company’s management and are subject to various risks and uncertainties. These statements are based on several assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operating factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to the Company or its affiliates, or people acting on their behalf, are expressly qualified in their entirety by the cautionary notices set forth in this paragraph. No undue reliance should be placed on these statements. Forward-looking statements speak only as of the date on which they were made. However, it is advisable to consult other disclosures made by the Company on matters related to reports and communications filed by the Company within the CVM and the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2021

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer